# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Aurora Mobile Limited, CIK 0001737339
CUSIP: 051857209
Title of class of securities: Class A Common Shares, par value US$0.0001 per share
Address of issuer's principal executive offices: 31/F, BLOCK 12-A, SHENZHEN BAY, SCIENCE AND TECHNOLOGY ECOLOGICAL PARK, NANSHAN DISTRICT, SHENZHEN, China (F4), 518057
Date of event which requires filing of this statement: 02/11/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001684210

## Reporting persons
- PM Partners I LP: type of reporting person: partnership (PN); citizenship or place of organization: Virgin Islands British (D8); sole voting power 9,666,666; shared voting power 0; sole dispositive power 9,666,666; shared dispositive power 0; aggregate amount beneficially owned 9,666,666 (13.2% of the class)
  Comment: Note to Rows 5, 7 and 9: Represents 9,666,666 Class A common shares of the Issuer issuable upon exercise of certain warrant issued to PM Partners I LP by the Issuer on February 11, 2026 (the "Warrant").
  
  Note to Row 11: Percentage calculated based on the sum of (i) an aggregate of 63,479,260 Class A common shares outstanding as of September 9, 2025, as reported in the Issuer's Form 424B5 filed with the U.S. Securities and Exchange Commission on November 4, 2025 and (ii) 9,666,666 Class A common shares issuable upon exercise of the Warrant that PM Partners I LP may be deemed to beneficially own.
- PM Partners GP I Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 9,666,666; shared voting power 0; sole dispositive power 9,666,666; shared dispositive power 0; aggregate amount beneficially owned 9,666,666 (13.2% of the class)
  Comment: Note to Rows 5, 7 and 9: Represents 9,666,666 Class A common shares of the Issuer issuable upon exercise of the Warrant. PM Partners GP I Limited serves as the general partner of PM Partners I LP. Therefore, PM Partners GP I Limited may be deemed to have voting, investment and dispositive power with respect to these securities.
  
  Note to Row 11: Percentage calculated based on the sum of (i) an aggregate of 63,479,260 Class A common shares outstanding as of September 9, 2025, as reported in the Issuer's Form 424B5 filed with the U.S. Securities and Exchange Commission on November 4, 2025 and (ii) 9,666,666 Class A common shares issuable upon exercise of the Warrant that PM Partners GP I Limited may be deemed to beneficially own.
- PAG Pegasus LLC: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 9,666,666; shared voting power 0; sole dispositive power 9,666,666; shared dispositive power 0; aggregate amount beneficially owned 9,666,666 (13.2% of the class)
  Comment: Note to Rows 5, 7 and 9: Represents 9,666,666 Class A common shares of the Issuer issuable upon exercise of the Warrant. PM Partners GP I Limited serves as the general partner of PM Partners I LP. PM Partners GP I Limited is wholly owned by PAG Pegasus LLC. Therefore, PAG Pegasus LLC may be deemed to have voting, investment and dispositive power with respect to these securities.
  
  Note to Row 11: Percentage calculated based on the sum of (i) an aggregate of 63,479,260 Class A common shares outstanding as of September 9, 2025, as reported in the Issuer's Form 424B5 filed with the U.S. Securities and Exchange Commission on November 4, 2025 and (ii) 9,666,666 Class A common shares issuable upon exercise of the Warrant that PAG Pegasus LLC may be deemed to beneficially own.
- Pacific Alliance Group Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 9,666,666; shared voting power 0; sole dispositive power 9,666,666; shared dispositive power 0; aggregate amount beneficially owned 9,666,666 (13.2% of the class)
  Comment: Note to Rows 5, 7 and 9: Represents 9,666,666 Class A common shares of the Issuer issuable upon exercise of the Warrant. PM Partners GP I Limited serves as the general partner of PM Partners I LP. PM Partners GP I Limited is wholly owned by PAG Pegasus LLC. PAG Pegasus LLC is controlled by Pacific Alliance Group Limited. Therefore, Pacific Alliance Group Limited may be deemed to have voting, investment and dispositive power with respect to these securities.
  
  Note to Row 11: Percentage calculated based on the sum of (i) an aggregate of 63,479,260 Class A common shares outstanding as of September 9, 2025, as reported in the Issuer's Form 424B5 filed with the U.S. Securities and Exchange Commission on November 4, 2025 and (ii) 9,666,666 Class A common shares issuable upon exercise of the Warrant that Pacific Alliance Group Limited may be deemed to beneficially own.
- PAG: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 9,666,666; shared voting power 0; sole dispositive power 9,666,666; shared dispositive power 0; aggregate amount beneficially owned 9,666,666 (13.2% of the class)
  Comment: Note to Rows 5, 7 and 9: Represents 9,666,666 Class A common shares of the Issuer issuable upon exercise of the Warrant. PM Partners GP I Limited serves as the general partner of PM Partners I LP. PM Partners GP I Limited is wholly owned by PAG Pegasus LLC. PAG Pegasus LLC is controlled by Pacific Alliance Group Limited. Pacific Alliance Group Limited is wholly owned by PAG. Therefore, PAG may be deemed to have voting, investment and dispositive power with respect to these securities.
  
  Note to Row 11: Percentage calculated based on the sum of (i) an aggregate of 63,479,260 Class A common shares outstanding as of September 9, 2025, as reported in the Issuer's Form 424B5 filed with the U.S. Securities and Exchange Commission on November 4, 2025 and (ii) 9,666,666 Class A common shares issuable upon exercise of the Warrant that PAG may be deemed to beneficially own.

## Item 1. Issuer
Name of issuer: Aurora Mobile Limited
Address of issuer's principal executive offices: 31/F, Block 12-A, Shenzhen Bay Science and Technology Ecological Park, Nanshan District, Shenzhen, Guangdong, People's Republic of China 518057

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities listed below, all of whom together are referred to herein as the "Reporting Persons":

(1) PM Partners I LP, a British Virgin Islands partnership;
(2) PM Partners GP I Limited, a British Virgin Islands company;
(3) PAG Pegasus LLC, a Cayman Islands company;
(4) Pacific Alliance Group Limited, a Cayman Islands company; and
(5) PAG, a Cayman Islands company.

PM Partners GP I Limited serves as the general partner of PM Partners I LP. PM Partners GP I Limited is wholly owned by PAG Pegasus LLC. PAG Pegasus LLC is controlled by Pacific Alliance Group Limited. Pacific Alliance Group Limited is wholly owned by PAG.

The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached to this Statement as Exhibit 99.1.
Address of principal business office or, if none, residence: (1) The address of each of PM Partners I LP and PM Partners GP I Limited is Jayla Place, 2nd Floor, Road Town, Tortola, British Virgin Islands; and (2) the address of each of PAG Pegasus LLC, Pacific Alliance Group Limited, and PAG is c/o International Corporation Services Ltd, P.O. Box 472, 2nd Floor, Harbour Place, North Wing, 103 South Church Street, George Town, Grand Cayman KY1-1106, Cayman Islands.
Citizenship: See Item 2(a) above.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row (9) of each Reporting Person's cover page.
Percent of class:
See Row (11) of each Reporting Person's cover page.

Each Reporting Person's shareholding percentage is calculated based on the sum of (i) an aggregate of 63,479,260 Class A common shares outstanding as of September 9, 2025, as reported in the Issuer's Form 424B5 filed with the U.S. Securities and Exchange Commission on November 4, 2025 and (ii) 9,666,666 Class A common shares issuable upon exercise of the Warrant that such Reporting Person may be deemed to beneficially own.

The CUSIP number 051857209 applies to the American Depositary Shares ("ADSs") of the Issuer, which are quoted on The Nasdaq Capital Market under the symbol "JG." Three ADSs represent forty Class A common shares of the Issuer.
Sole power to vote or to direct the vote: See Row (5) of each Reporting Person's cover page.
Shared power to vote or to direct the vote: See Row (6) of each Reporting Person's cover page.
Sole power to dispose or to direct the disposition: See Row (7) of each Reporting Person's cover page.
Shared power to dispose or to direct the disposition: See Row (8) of each Reporting Person's cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1: Joint Filing Agreement, among the Reporting Persons, dated February 18, 2026.

Exhibit 99.2: Warrant to Purchase Common Shares, between the Issuer and PM Partners I LP, dated February 11, 2026 (incorporated by reference to Exhibit 4.1 to the Issuer's Form 6-K filed with the U.S. Securities and Exchange Commission on February 11, 2026).

## Signatures
- PM Partners I LP: /s/ Jon Robert Lewis, Jon Robert Lewis / Director of PM Partners GP I Limited, the general partner of PM Partners I LP (02/18/2026)
- PM Partners GP I Limited: /s/ Jon Robert Lewis, Jon Robert Lewis / Director (02/18/2026)
- PAG Pegasus LLC: /s/ Jon Robert Lewis, Jon Robert Lewis / Manager (02/18/2026)
- Pacific Alliance Group Limited: /s/ Derek Roy Crane, Derek Roy Crane / Director (02/18/2026)
- PAG: /s/ Derek Roy Crane, Derek Roy Crane / Director (02/18/2026)
Comment: Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.